[redacted]

SEC 08031233 MMISSION

SEC FILE NO.
8-052367

SEC Mail Processing Section

APR 02 2008

Washington, DC
104

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (mm/dd/yy) AND ENDING 12/31/07 (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

J. KOZA INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No)

100 PINE STREET, SUITE 2420
(No and Street)

SAN FRANCISCO	CALIFORNIA	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN KOZA (415) 391-4550
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite B-213,	Walnut Creek,	California	94596
(Address)	(City)	(Sate)	(Zip Code)

CHECK ONE:

(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant nor resident in United State or any of its possession.

PROCESSED
APR 2 1 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the option of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, **JOHN KOZA**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **J. KOZA INVESTMENTS, INC.**, as of **DECEMBER 31, 2007**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Pres/Owner

Title

Lisa A. Walsmith

Notary Public

LISA A. WALSMITH
Commission # 1769134
Notary Public - California
Marin County
My Comm. Expires Sep 30, 2011

This report** contains (check all applicable boxes):

(X)	(a)	Facing page.
(X)	(b)	Statement of Financial Condition.
(X)	(c)	Statement of Income (Loss).
(X)	(d)	Statement of Cash Flows.
(X)	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X)	(g)	Computation of Net Capital.
(X)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(X)	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(X)	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X)	(l)	An Oath or Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report.
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(X)	(o)	Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J. Koza Investments, Inc.

Table of Contents

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report

Board of Directors
J. Koza Investments, Inc.
San Francisco, California

We have audited the accompanying statement of financial condition of J. Koza Investments, Inc. (the Company) as of December 31, 2007, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J Koza Investments, Inc. at December 31, 2007, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I & II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

E Wintter + Associates

March 27, 2008

J. Koza Investments, Inc.

Statement of Financial Condition

December 31, 2007

Assets

Cash			$ 117,285
Accounts receivable			34,000
Prepaid expense and other assets			27,000
Total assets			$ 178,285

Liabilities and Member's Equity

Accounts payable			$ 18,595
Taxes payable			8,578
Deferred tax liability			500
Total liabilities			27,673
Stockholder's equity			
Common stock (no par value; 1,000 shares authorized; 150 shares issued and outstanding)	$	23,000	
Retained earnings		127,612	
Total stockholder's equity			150,612
Total liabilities and stockholder's equity			$ 178,285

See independent auditor's report and accompanying notes.

J. Koza Investments, Inc.

Statement of Income

For the Year Ended December 31, 2007

Revenues:	
Commissions and related fees	$ 49,742
Other income	229,000
Total revenues	278,742
Expenses:	
Commissions and consulting expenses	205,992
Professional fees	27,573
Other operating expenses	980
Total expenses	234,545
Income before income taxes	44,197
Income tax expense	205
Net income	$ 43,992

See independent auditor's report and accompanying notes.

J. Koza Investments, Inc.

Statement of Changes in Stockholders' Equity

For the Year Ended December 31, 2007

	Common Stock	Retained Earnings	Stockholder's Equity
December 31, 2006	$ 23,000	$ 387,620	$ 410,620
Distributions		(304,000)	(304,000)
Net income (loss)		43,992	43,992
December 31, 2007	$ 23,000	$ 127,612	$ 150,612

See independent auditor's report and accompanying notes.

J. Koza Investments, Inc.

Statement of Cash Flows

For the Year Ended December 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	43,992
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Deferred tax liability		(4,500)
(Increase) decrease in:		
Accounts receivable		627,258
Prepaid expenses and other assets		(27,000)
Increase (decrease) in:		
Accounts payable		17,933
Consulting fees payable		(348,700)
State taxes payable		4,705
Net cash provided (used) by operating activities		313,688
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital distributions		(304,000)
Net increase (decrease) in cash and cash equivalents	$	9,688
Cash and cash equivalents, beginning of year		107,597
Cash and cash equivalents, end of year	$	117,285

See independent auditor's report and accompanying notes.

J. Koza Investments, Inc.

Notes to the Financial Statements

December 31, 2007

(1) Organization

J. Koza Investments, Inc. was incorporated in the State of California on September 10, 1999 and operates in San Francisco, California. The Company is registered with the Securities and Exchange Commission as a securities broker dealer. The Company engages in consulting services and the purchase and sale of limited partnerships to institutional investors.

(2) Summary of Significant Accounting Policies

Investment Banking Fees
Investment banking revenues are earned from providing private placement and advisory services. Revenue is recognized when earned either by fee contract or the success of a predetermined specified event and the income is reasonably determinable.

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with maturities of 90 days or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Accounts Receivable
The Company considers accounts receivable to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided. If amounts become uncollectible, they will be charged to operations when that determination is made.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes
The Company, with the consent of its sole shareholder, has elected under the Internal Revenue Code to be treated as an S corporation. In lieu of corporate income taxes, the Company's income or loss is generally passed through to the shareholder's federal and state individual income tax returns. Therefore, no provision or liability for federal income taxes is presented in these financial statements. However, the Company is liable for the one and one-half percent California tax on S corporations.

J. Koza Investments, Inc.

Notes to the Financial Statements

December 31, 2007

(3) Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

Deferred income taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Fair Value of Financial Instruments

Unless otherwise indicated, the fair values of all reported assets and liabilities which represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

(3) Income Taxes

Deferred tax assets and liabilities at December 31, 2007 were primarily due to the difference between the use of the cash basis of accounting for tax purposes versus accrual basis accounting for the financial statements. The tax provision for the year ended December 31, 2007 consisted of the following state tax:

Current	$ 4,705
Deferred	(4,500)
Provision	$ 205

(4) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2007, the Company's net capital was $89,612, which exceeded the requirement by $84,612.

J. Koza Investments, Inc.

Notes to the Financial Statements

December 31, 2007

(5) Risk Concentrations

The Company's revenue during the period was earned from three clients and accounts receivable at December 31, 2007 of $34,000 is due from two customers.

At December 31, 2007, the Company held a deposit at a financial institution which was in excess of applicable federal insurance limits by $23,285.

(6) Related Party Transactions

Under an agreement dated June 22, 2000, Koza & Co., an entity under common control, agrees to bear certain monthly fixed expenses on behalf of the Company. Koza & Co. provides office facilities, supplies, and services to the Company. The Company did not pay Koza & Co. any consideration for these services during the year ended December 31, 2007. The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

SUPPLEMENTAL INFORMATION

J. Koza Investments, Inc.

Schedule I
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2007

Net Capital		
Total stockholder's equity qualified for net capital		$ 150,612
Less: Non-allowable assets		
Accounts receivable	$ 34,000	
Prepaid expenses and other assets	27,000	
Total non-allowable assets		61,000
Net capital		$ 89,612
Net minimum capital requirement of 6.67% of aggregate indebtedness of $27,673 or $5,000, whichever is greater		5,000
Excess net capital		$ 84,612

Reconciliation with Company's Net Capital Computation (included in Part II of Form X-17A-5 as of December 31, 2007)

Net capital, as reported in Company's Part II of Form X-17A-5 as of December 31, 2007	$ 94,617
Increase in stockholder's equity	15,995
Increase in non-allowable assets	(21,000)
Net capital per above computation	$ 89,612

J. Koza Investments, Inc.

Schedule II
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3 of the
Securities and Exchange Commission

For the Year Ended December 31, 2007

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(i). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

Information for Possession or Control
Requirements Under Rule 15c3-3

For the Year Ended December 31, 2007

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(i).

ERNST WINTTER & ASSOCIATES Certified Public Accountants

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
J. Koza Investments, Inc.
San Francisco, California

In planning and performing our audit of the financial statements and supplemental schedules of J. Koza Investments, Inc. (the Company), as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. This condition was considered in determining the nature, timing, and extent of procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2007, and this report does not affect our report thereon dated March 27, 2008.

> The size of the business and the resultant limited number of employees imposes practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

March 27, 2008

END